Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue NW
Washington, DC  20004



LAURA E. FLORES
Associate
202.739.5684
lflores@morganlewis.com


April 11, 2007


VIA EDGAR CORRESPONDENCE

Mr. Christian T. Sandoe
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re: RYDEX SERIES FUNDS (THE "TRUST") - POST-EFFECTIVE AMENDMENT NO. 67 (FILE NOS. 033-59692 AND 811-07584)

Dear Mr. Sandoe:

This letter responds to your comments to the Trust's Post-Effective Amendment No. 67, filed on December 15, 2006, for the purpose of introducing the High Yield Strategy Fund (formerly, the High Yield Fund) and Inverse High Yield Strategy Fund (formerly, the Inverse High Yield Fund) (together, the "Funds") to the Trust. The following summarizes your comments, and our response to those comments. Unless otherwise noted, capitalized terms have the same meaning as contained in the Funds' Prospectus and/or Statement of Additional Information ("SAI").

1. COMMENT. Please explain how shareholders will know whether the High Yield Strategy Fund and Inverse High Yield Strategy Fund are correlating with the performance of the high yield bond market and the inverse of the performance of the high yield bond market, respectively.

         RESPONSE. Similar to other Rydex Funds, and as required by Form N-1A, once the Funds have returns for a calendar year, a table showing the Funds' average annual total returns in comparison to those of an appropriate high yield bond index for the same periods will be included in the Item 2 disclosure in the Funds' Prospectus.

2. COMMENT. With regard to the Funds' 80% non-fundamental policies adopted pursuant to Rule 35d-1, it is not sufficient that 80% of the Funds' assets are exposed to the risk and return characteristics of the type of investment suggested by the Funds' names. Rather, 80% of the Funds' assets must either be invested in the type of investment suggested by


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Mr. Christian T. Sandoe
April 11, 2007
Page 2

         the Funds' names or in synthetic instruments that have economic characteristics similar to that particular type of investment. However, if the Funds were to change their names to add a word such as "strategy" to modify the type of investment suggested by the Funds' names, the Funds would no longer be subject to Rule 35d-1.

         RESPONSE. While we believe that the Funds' names were not misleading and that the Funds' 80% non-fundamental policies adopted pursuant to Rule 35d-1 were consistent with the Rule, we have revised the Funds' names to incorporate the word "strategy" as suggested by the SEC staff (the "Staff"). We have taken such action in reliance upon the Staff's statements that adding the word "strategy" to the Funds' names will remove the Funds' names from the ambit of Rule 35d-1.

3. COMMENT. Please confirm that the expected average maturities of the Funds' portfolios correlate to the averaged maturity of the high yield bond market.

         RESPONSE. We have confirmed with our client that the average maturities of the Funds' portfolios will range from four to six years and are consistent with the average maturity of the high yield bond market as represented by U.S. and Canadian high yield securities.

4. COMMENT Please distinguish the principal risks of the High Yield Strategy Fund from those of the Inverse High Yield Strategy Fund.

         RESPONSE: We have revised the disclosure for those principal risks that affect the High Yield Strategy Fund and Inverse High Yield Strategy Fund differently as reflected below. In addition, we have deleted Prepayment Risk as a principal risk for both Funds and High Yield Risk as a principal risk of the Inverse High Yield Strategy Fund. New or revised language appears in bold for purposes of this correspondence only.

                  HIGH YIELD STRATEGY FUND: CREDIT RISK - Credit risk is the risk that the Fund could lose money if the issuer or guarantor of a debt instrument becomes unwilling or unable to make timely principal and/or interest payments, or to otherwise meet its obligations. Securities are subject to varying degrees of credit risk, which are sometimes reflected in credit ratings.

                  INVERSE HIGH YIELD STRATEGY FUND: CREDIT RISK - Credit risk is the risk that the Fund could lose money IF THE CREDIT QUALITY, OR THE PERCEPTION OF THE FINANCIAL CONDITION, OF THE ISSUER OR GUARANTOR OF A DEBT INSTRUMENT IS EITHER UPGRADED OR IMPROVES. Securities are subject to varying degrees of credit risk, which are sometimes reflected in credit ratings.

                  HIGH YIELD STRATEGY FUND: INTEREST RATE RISK - The Fund's investment in fixed income securities and related financial instruments will change in value in response to interest rate changes and other factors, such as the perception of the issuer's creditworthiness. For example, the value of fixed income securities will generally decrease when interest rates rise, which may cause the value of the Fund to decrease. The

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Mr. Christian T. Sandoe
April 11, 2007
Page 3

                  prices of high yield bonds, unlike those of investment grade bonds, may fluctuate unpredictably and not necessarily inversely with changes in interest rates. The longer the portfolio's effective maturity and duration, the more the portfolio's share price is likely to react to interest rates.

                  INVERSE HIGH YIELD  STRATEGY  FUND:  INTEREST  RATE RISK - The
                  Fund's  investment  in fixed  income  securities  and  related financial instruments will change in value in response to interest rate changes and other factors, such as the perception of the issuer's creditworthiness. For example, BECAUSE THE FUND SEEKS INVERSE EXPOSURE TO THE HIGH YIELD BOND MARKET, the value of fixed income securities will generally INCREASE when interest rates FALL, which may cause the value of the Fund to decrease. The prices of high yield bonds, unlike those of investment grade bonds, may fluctuate unpredictably and not necessarily inversely with changes in interest rates. The longer the portfolio's effective maturity and duration, the more the portfolio's share price is likely to react to interest rates.

                  HIGH YIELD STRATEGY FUND: ISSUER SPECIFIC RISK - The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand of the issuer's goods or services. A DECREASE IN THE VALUE OF THE SECURITIES OF AN ISSUER OR GUARANTOR OF A DEBT INSTRUMENT MAY CAUSE THE VALUE OF YOUR INVESTMENT IN THE FUND TO DECREASE.

                  INVERSE HIGH YIELD STRATEGY FUND: ISSUER SPECIFIC RISK - The value of a security may INCREASE for a number of reasons which directly relate to the issuer, such as management performance, IMPROVED FINANCIAL CONDITION AND INCREASED DEMAND OF THE ISSUER'S GOODS OR SERVICES. AN INCREASE IN THE VALUE OF THE SECURITIES OF AN ISSUER OR GUARANTOR OF A DEBT INSTRUMENT MAY CAUSE THE VALUE OF YOUR INVESTMENT IN THE FUND TO DECREASE.

5. COMMENT: With respect to the Funds' "Derivatives Risk" disclosure, please confirm whether the Funds will invest in equity derivatives.

         RESPONSE: We have confirmed with our client that the Funds will not primarily invest in equity derivatives. We have, therefore, deleted the reference to "equity" in the Funds' "Derivatives Risk" disclosure.

6. COMMENT: Please disclose under what circumstances the High Yield Strategy Fund will buy credit protection and under what circumstances the Inverse High Yield Strategy Fund will sell credit protection.

         RESPONSE: We have revised the last sentence of the first paragraph under "Principal Investment Strategy" for each Fund as follows (new or revised language appears in bold for purposes of this correspondence only):

         HIGH YIELD STRATEGY FUND:
         The Fund will normally be a seller of credit protection (assuming credit risk) as it seeks to gain exposure to the high yield bond market, but may also buy credit protection from time to time IN ORDER

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Mr. Christian T. Sandoe
April 11, 2007
Page 4

         TO MAINTAIN THE APPROPRIATE LEVEL OF EXPOSURE TO THE HIGH YIELD BOND MARKET, SUCH AS DURING TIMES OF HEAVY REDEMPTION ACTIVITY.

         INVERSE HIGH YIELD STRATEGY FUND:
         The Fund will normally be a buyer of credit protection as it seeks to gain inverse exposure to the high yield bond market, but may also sell credit protection (assuming credit risk) from time to time IN ORDER TO MAINTAIN THE APPROPRIATE LEVEL OF EXPOSURE TO THE HIGH YIELD BOND MARKET, SUCH AS DURING TIMES OF HEAVY REDEMPTION ACTIVITY.

7. COMMENT. Please disclose how the Funds implement their respective investment strategies to correlate to the high yield bond market in more detail under "Advisor's Investment Methodology."

         RESPONSE. We have revised the disclosure under "Advisor's Investment Methodology" as follows:

         Rydex Investments, the Advisor, develops and implements structured investment strategies designed to achieve each Fund's objective.

         The Advisor's primary objective for the Funds is to correlate with the performance of the high yield bond market. The Advisor seeks to create portfolios that will correlate highly with the performance of the high yield bond market by investing in credit default swaps, bond futures and other financial instruments that have risk and return characteristics similar to a portfolio of high yield securities. A high yield bond is a bond that is rated below investment grade. Generally, high yield bonds are those bonds rated BB+ and lower by Standard & Poor's Rating Service or Ba1 and lower by Moody's Investor Services, Inc. Investors are subject to credit risk when investing in high yield bonds as issuers of the debt may be unable to make their interest and principal payments. High yield bonds typically pay higher yields because they tend to have a higher risk of defaulting than investment grade bonds. Investors are also subject to interest rate risk when investing in high yield bonds as fixed income securities will generally decrease when interest rates rise. However, the prices of high yield bonds may not necessary move inversely with changes in interest rates due to changes in credit risk and/or other risks. The Funds will primarily invest in credit default swaps to gain exposure similar to the high yield bond market. A seller of credit default swaps is selling credit protection or assuming credit risk. A buyer of credit default swaps is buying credit protection or mitigating credit risk. The High Yield Strategy Fund will generally be a seller of credit protection and the Inverse High Yield Strategy Fund will generally be a buyer of credit protection. To manage interest rate risk, the Funds invest in bond futures. The High Yield Strategy Fund will typically buy bond futures, whereas the Inverse High Yield Strategy Fund will typically sell bond futures short. Additionally, the Advisor evaluates the relative liquidity of underlying securities to determine the optimal mix of assets for each Fund.

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Mr. Christian T. Sandoe
April 11, 2007
Page 5

         In response to market, economic, political, or other conditions, the Advisor may temporarily use a different investment strategy for defensive purposes. If the Advisor does so, different factors could affect the Funds' performance and the Funds may not achieve their respective investment objectives.

8. COMMENT. Please correct the tense used in the last paragraph under "Management of the Funds - Investment Advisor."

         RESPONSE. We have revised the disclosure as follows:

         A discussion regarding the basis for the Board's August 2006 approval of the Funds' investment advisory agreement is available in the Funds' September 30, 2006 Semi-Annual Report to Shareholders, which covers the period from April 1, 2006 to September 30, 2006.

9. COMMENT. Please correct the sixth fundamental policy under "Investment Restrictions - Fundamental Policies" in the SAI to delete the reference to "benchmark" if it is not applicable to the Funds.

         RESPONSE. We have revised the fundamental policy accordingly.

10. COMMENT. Please disclose which benchmarks the portfolio managers' performance will be compared to for purposes of determining their compensation under "Portfolio Manager Compensation" in the SAI.

         RESPONSE. We have revised the disclosure as follows (new or revised language appears in bold for purposes of this correspondence only):

         PORTFOLIO MANAGER COMPENSATION. The Advisor compensates each portfolio manager for his management of the Funds. The portfolio managers' compensation consists of a fixed annual salary and a discretionary bonus. The amount of the discretionary bonus is determined by two components. The first component is a comparison of the portfolio manager's Fund performance relative to a mutual fund peer's performance and/or to the performance of applicable internal or external benchmarks as measured over a one-year period. Mutual fund peers are those funds with similar investment objectives to a Fund managed by the portfolio manager. Mutual fund peers do not exist for all of the Rydex Funds. Rydex Funds that do not have a mutual fund peer available for comparison purposes will instead be compared to applicable internal or external benchmarks. An external benchmark, such as the S&P 500 Index, will be used for each Rydex Fund that seeks to track the performance of a published index. An internal benchmark, such as the inverse of the S&P 500 Index, will be used when an external benchmark is not available. WITH RESPECT TO THE HIGH YIELD STRATEGY FUND AND INVERSE HIGH YIELD STRATEGY FUND, THE PORTFOLIO MANAGERS' FUND PERFORMANCE WILL BE COMPARED TO THE PERFORMANCE OF MUTUAL FUND PEERS WITH SIMILAR INVESTMENT OBJECTIVES. The second component used to determine the discretionary bonus is based on the Advisor's profit margin and assets under management.

                                       ***


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Mr. Christian T. Sandoe
April 11, 2007
Page 6

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement;
(ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

                                       ***

If you have any additional questions or comments, please do not hesitate to contact either John Ford at 215.963.5110 or me at 202.739.5684.

Sincerely,

/s/ Laura E. Flores
----------------------
Laura E. Flores


cc:   Joanna M. Haigney
      John M. Ford
      W. John McGuire



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